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                                                                  EXHIBIT (A)(9)



                   MEDPARTNERS, INC. COMPLETES ACQUISITION OF


                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION



     BIRMINGHAM, Ala., Sept. 24/PRNewswire/ -- MedPartners, Inc. (NYSE:MDM), today announced it successfully completed its acquisition of Talbert Medical Management Holdings Corporation (Nasdaq:TMMC -- news).



     The acquisition was carried out by means of a tender offer that expired at midnight, Eastern Daylight Time September 19, 1997, followed by the merger of a wholly-owned subsidiary of MedPartners with Talbert. All outstanding Talbert shares were acquired for $63 per share, for a total consideration of approximately $200 million.



     "We are pleased to welcome the Talbert physicians and employees into the MedPartners' family," said Larry R. House, MedPartners' Chairman and Chief Executive Officer. "These individuals have a long history of providing excellent healthcare services in the Southwest, and they will significantly enhance our presence in Southern California and Phoenix, as well as introduce us to the Salt Lake City/Provo, Tucson and Albuquerque markets."



     MedPartners, Inc., based in Birmingham, Alabama, is the nation's largest manager of physician practices and with the acquisition of Talbert Medical Management will operate in 39 states. The company develops, consolidates and manages healthcare delivery systems. Through the company's network of affiliated group and IPA physicians, MedPartners provides primary and specialty healthcare services to prepaid managed care enrollees and fee-for-service patients. MedPartners also manages the nation's largest independent prescription benefits management (PBM) company. Through the PBM, the company dispenses 53 million prescriptions annually.



SOURCE MedPartners, Inc.